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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  3*

Name of Issuer:  CD Radio Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  125127100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

            Mr. Stott, c/o Everest Capital Limited,
                The Bank of Butterfield Building,
       65 Front Street, 6th Floor, Hamilton HM JX, Bermuda

     (Date of Event which Requires Filing of this Statement)

                         August 18, 1998

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         4,587,478 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 2,847,478 shares of Common Stock).

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         4,587,478 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 2,847,478 shares of Common Stock).






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,587,478 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 2,847,478 shares of Common Stock).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



13. Percent of Class Represented by Amount in Row (11)

         20.7%

14. Type of Reporting Person

         CO



































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CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Master Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         4,587,478 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 2,847,478 shares of Common Stock).

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         4,587,478 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 2,847,478 shares of Common Stock).






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         4,587,478 (in the form of Warrants exercisable for 1,740,000 shares of Common Stock and Preferred Shares convertible into 2,847,478 shares of Common Stock).

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



13. Percent of Class Represented by Amount in Row (11)

         20.7%

14. Type of Reporting Person

         PN



































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The purpose of this Amendment No. 3 is to report a material change in the deemed beneficial ownership of Everest Capital
Limited and Everest Capital Master Fund, L.P. in the common stock
(the "Common Stock") of CD Radio Inc. (the "Issuer").

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the Common Stock. The deemed beneficial ownership of Everest Capital Limited and Everest Capital Master Fund, L.P. (the "Reporting Persons") of Common Stock exists by virtue of ownership of 512,546 shares of 10 1/2% Series C Convertible Preferred Stock (the "Preferred Shares") of the Issuer and 1,740,000 warrants (the "Warrants") exercisable into one share of Common Stock each.

         The name and address of the principal executive and business office of the Issuer is:

         CD Radio Inc.
         1001 22nd Street N.W.
         6th Floor
         Washington, D.C. 20037

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

Item. 4  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         (a) As of the date hereof, the Reporting Persons collectively hold 512,546 Preferred Shares convertible into 2,847,478 shares of Common Stock. The Preferred Shares are convertible into Common Stock pursuant to the terms disclosed in the Registration Statement. As of June 16, 1998, the Reporting Persons' conversion privileges were no longer limited by the provisions set forth in an agreement (the "Standstill Agreement") entered into between the Reporting Persons and the Issuer as of June 15, 1997, as described in Exhibit 99.1 to the Issuer's Current Report on Form 8-K (the "8-K


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              Exhibit"), filed with the Commission on July 8,
              1997, Commission File Number 0-24710. Under the Standstill Agreement, the Reporting Persons could not acquire Common Stock by any means, including the conversion of the Preferred Shares, if the acquisition would result in the Reporting Persons' having or sharing voting or investment power with respect to ten percent or more of the outstanding class of Common Stock. As of the date hereof, the Reporting Persons collectively hold 1,740,000 Warrants exercisable for one share of Common Stock each.

              The Reporting Persons are deemed to beneficially own 4,587,478 shares of Common Stock by virtue of the conversion of the Preferred Shares and the exercise of the Warrants. Based on the Issuer's most recent Form 10-Q, as of August 11, 1998, 17,619,456 shares of Common Stock are outstanding. Thus, the Reporting Persons are deemed to beneficially own 20.7% of the Common Stock.

              All transactions effected by the Reporting Persons in the Common Stock of the Issuer in the 60 days prior to August 18, 1998 were effected in open market transactions and are set forth on Exhibit B hereto.

         (b)  No change.

         (c)  See Item 5(a).

         (d)  No change.

         (e)  No change.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:      Joint Filing Agreement.

         Exhibit B:      Schedule of Transactions

         Other Exhibits: (i) The 8-K Exhibit, as amended from
                         time to time by the Issuer, is
                         incorporated herein by reference.



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                         (ii) Warrant Agreement, is incorporated
                         herein by reference.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 31, 1998
_______________
Date


Everest Capital Limited

/s/ Malcolm Stott
_________________
By: Malcolm Stott
Title:  Chief Financial Officer

Everest Capital Master Fund, L.P.

By: Everest Capital Limited, General Partner

/s/ Malcolm Stott
_________________
By: Malcolm Stott
Title: Chief Financial Officer

























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                                                        Exhibit A

                                                        _________

                            AGREEMENT

                            _________

         The undersigned agree that this Amendment No. 2 to

Schedule 13D dated August 31, 1998 relating to the Common Stock of CD Radio Inc. shall be filed on behalf of the undersigned.



                             EVEREST CAPITAL LIMITED

                             /s/ Malcolm Stott
                             _________________
                             By: Malcolm Stott
                             Title:  Chief Financial Officer


                             EVEREST CAPITAL MASTER FUND, L.P.

                             By: Everest Capital Limited, General
                             Partner

                             /s/ Malcolm Stott
                             _________________
                             By: Malcolm Stott
                             Title:  Chief Financial Officer




















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                                                        EXHIBIT B
                                                        _________
                    SCHEDULE OF TRANSACTIONS

                                       Price Per Preferred
                   Preferred           Share (Excluding
Date               Shares Acquired       Commission)
____               or (sold)           _____________

8/14/98                (3,500)            $149.25

8/17/98                (6,000)             143.64

8/18/98               (15,500)             150.46

8/19/98                (4,500)             150.37

8/25/98               (27,000)             133.33

8/26/98                (5,000)             123.60

8/27/98                (5,000)             113.80































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